Mail Stop 4561

January 13, 2006

John Bush
Sona Mobile Holdings Corp.
825 Third Avenue, 32nd Floor
New York, NY 10022

> **Re: Sona Mobile Holdings Corp.**
> **Registration Statement on Form SB-2**
> **Filed December 19, 2005**
> **File No. 333-130461**
>
> **Form 10-KSB for the fiscal year ended March 31, 2005**
> **Form 10-QSB for the quarter ended June 30, 2005**
> **Form 10-QSB for the quarter ended September 30, 2005**
> **File No. 0-12817**

Dear Mr. Bush:

We have limited our review of the above filings to the matters addressed in the comments below. Please respond to our comments that pertain to your periodic reports within ten business days of the date of this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   Please note that you should update your current business information in Edgar to reflect your recent name and address change.

2.   You should also update the prospectus to reflect your December 20, 2005, change to the stock symbol "SNMB".

Where You Can Find More Information, page 52

3.   Item 101(c) of Regulation S-B requires you to disclose certain information regarding reports to security holders. We note you include the information required by Item 101(c)(3) in this section. However, you should update your disclosure to provide the new location of the Public Reference Room (Room 1580 100 F Street, NE, Washington, DC 20459). Please also revise to provide the disclosure required by Items 101(c)(1) and (2).

4.   You disclose that statements contained in the prospectus regarding the contents of any contract or other document attached as an exhibit to the registration statement are not necessarily complete and that each statement is qualified in all respects by the actual contents of the contract or other document referred to. Such a qualification is not appropriate since the description of material contracts in the prospectus should be materially complete without reference to the underlying agreement. Please revise.

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-3

5.   We note your discussion of the results of operations of the nine months ended September 30, 2004 and 2005 on page 25. It appears that your consolidated statement of operations data for the nine months ended September 30, 2005 and 2004 should be included here as well. Please revise or advise.

Form 10-KSB for the fiscal year ended March 31, 2005

Item 8A. Disclosure of Controls and Procedures, page 10

6.   We note your disclosure that your disclosure controls and procedures "were adequate and effective, as of March 31, 2005 to ensure that material information relating to the Company would be made known to [your CEO and CFO/CAO] by others within the Company." However, Item 307 of Regulation S-B requires disclosure regarding the

conclusions of an issuer's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the issuer's disclosure controls and procedures, as defined. Please revise to state, if true, that your CEO and CFO/CAO concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure This comment also applies to your Item 3 disclosure on page 22 of the Form 10-QSB for the quarter ended June 30, 2005.

Changes in Internal Controls, page 10

7.   We note your disclosure that you had no significant changes in your internal controls or in other factors that could significantly affect internal controls since the date of their evaluation in the fourth quarter and prior to the Merger. However, Item 308(c) of Regulation S-B requires you to disclose any change in your internal controls over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. Please tell us whether there were changes to your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting. Please confirm that you will take this comment into consideration in preparing your future Item 308(c) disclosure.

Form 10-QSB for the quarter ended September 30, 2005

Item 3. Disclosure of Controls and Procedures, page 22

8.   It appears that the Form 12b-25 notification of late filing relating to your Form 10-QSB for the quarter ended June 30, 2005, was filed within one day of the date on which that report was required to be filed, but it does not appear that your Form 10-QSB was filed within five calendar days of the prescribed due date. Tell us what consideration, if any, you gave to the untimely filing of this report in evaluating the effectiveness of your disclosure controls and procedures given that one aspect of effective disclosure controls and procedures is that reports be filed within the time periods required by the Commission's rules and forms.

Changes in Internal Controls, page 22

9.   You disclose that there were no changes in your internal controls over financial
        reporting, known to your chief executive officer or the chief financial officer that
        occurred during the period covered by this report that has materially affected, or is
        reasonably likely to materially affect, your internal control over financial reporting.
        Please note that a qualification such as "known to your chief executive officer or the
        chief financial officer" is not appropriate. Item 308(c) of Regulation S-B requires you
        to disclose <u>any</u> change in your internal controls over financial reporting that occurred
        during your last fiscal quarter that has materially affected, or is reasonably likely to
        materially affect, your internal controls over financial reporting, not just those
        "known" to your chief executive and financial officers. Please tell us whether there
        were any changes in your internal controls over financial reporting that occurred
        during your last fiscal quarter that has materially affected, or is reasonably likely to
        materially affect, your internal controls over financial reporting. This comment also
        applies to your Item 3 disclosure on page 22 of the Form 10-QSB for the quarter
        ended June 30, 2005. Please also confirm that you will take this comment into
        consideration in preparing your future Item 308(c) disclosure.

                                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. Please respond to our comments that pertain to your periodic reports no later than
January 27, 2005. You may wish to provide us with marked copies of the amendment to
expedite our review.   Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required under the
Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided
all information investors require for an informed investment decision. Since the company and
its management are in possession of all the facts relating to a company's disclosure, they are
responsible for the accuracy and adequately of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of
such request, acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (212) 838-9190
        Joel Goldscmidt, Esq.
        Morse, Zelnick, Rose & Lander L.L.P.
        Telephone: (212) 838-8269